[QUOVADX LETTERHEAD]
August 29, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-06
100 F Street
Washington, DC 20549
Attn: Stephen Krikorian and Melissa Walsh

Re:	Quovadx, Inc. (File No. 000-29273) Comment letter dated August 9, 2006
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the quarter ended June 30, 2006
Dear Ms. Walsh and Mr. Krikorian:
On behalf of Quovadx, Inc. (the “Company”, “We”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission transmitted to Mr. Matthew T. Pullam on August 9, 2006 regarding the above referenced filings. Our responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments (which are in bold).
STAFF COMMENT # 1
We note that you restated your previously announced financial results for the third and fourth quarter of 2003 to reverse all revenues and commission recognized associated with Infotech. Revise your disclosure to clarify that the restatement was the result of a correction of an error in your basis in reaching the conclusion that collection was probable. Your current disclosure indicates that your assessment of the probability of collection was appropriate at the time of shipment and, based on subsequent collection delays, you made a revision to your accounting. Further, describe the nature of the outsourcing arrangement with Infotech and confirm that this arrangement had substance (your page 60). That is, confirm that the write-off was due to lack of recoverability instead of lack of substance. Also ensure that all related disclosures throughout the filing are consistent with the facts and circumstances involved in the restatement.
Company response:
The disclosure to which the Staff is referring is a summary of our conclusion in March of 2004 to change the accounting treatment on the Infotech license revenue, which resulted in our reversal of and restatement of the third quarter 2003 and the revision of the fourth quarter 2003 revenue associated with the Infotech license agreement, and should be viewed in the context of all of the Company’s disclosure on that topic. Specifically, the disclosure stated “The Company believed at the time of the shipments that collection of the receivable was probable due to the establishment of a credit line by Infotech that could be used for payment.” The background for the decision to restate the Infotech revenue was disclosed in detail in two press releases issued in 2004 and filed on Form 8-K, the first dated March 15, 2004 (filed March 16, 2004) and the second dated May 13, 2004 (filed that date). Those disclosures described the basis for management’s original belief and assessment of probability of collection made at the time of shipment and how that original assessment was subsequently called into question as the Company experienced actual difficulty with its collections under the license agreement. In addition, in the Form 10-Q/A for the quarter ended September

United States Securities and Exchange Commission
Division of Corporation Finance
August 29, 2006

30, 2003, the Company clearly disclosed in the notes to the financial statements that the restatement occurred due to the Company’s subsequent determination that the collection was not probable. The disclosure does not conclude nor imply that the original accounting treatment was appropriate; rather, it accurately described the chain of events including the belief of the Company’s management at the time that the Infotech receivable was collectible and the events that led to the subsequent restatement. Further, those disclosures made clear that there was no assurance that the Company would be able to collect any amount owed by Infotech on its receivable. Indeed, the decision to restate was an acknowledgment by the Company that its initial assessment of the probability of collection was not appropriate. The language is a summary of the disclosures the Company has made on that subject and was not intended to be all encompassing given the extensive historical disclosures. Moreover, the disclosure in question has been incorporated into two of the Company’s annual reports on Form 10-K together with audited financial statements. Under the circumstances and considering the extensive historical disclosure, it is unlikely that this disclosure has caused or is causing the market to be misled concerning the decision to recognize license revenue from Infotech or the subsequent restatement. The disclosure does not affect the market’s evaluation of the Company’s ongoing business or financial prospects, given that the revenue in question was recognized in fiscal 2003 and reversed in the audited financial statements included in the annual report on Form 10-K for fiscal 2003. The Company has made this disclosure in good faith for over two years, and does not think that in the context of all the disclosure on the subject of the restatement that there is any need to revise it. However, this disclosure has served its purpose, relates to events that occurred three years ago, and will not be included in our future disclosures.
Similarly, we have made detailed and consistent disclosure regarding the write off of a portion of the prepaid services asset that resulted from a prepayment of funds to Infotech under the outsourcing agreement. As we have disclosed, as of December 31, 2004, of the approximately $3.1 million that the Company paid to Infotech in 2003 and 2004, the Company had received $1.4 million of development services from Infotech under the outsourcing agreement. Those services included the delivery by Infotech of substantial and necessary professional services in connection with two large consulting agreements the Company was engaged to perform and in connection with research and development services for several of the Company’s software products. As we have further disclosed, the remaining $1.7 million of the prepaid services assets was determined to be unrecoverable when our relationship with Infotech deteriorated and we no longer were able to obtain assurances from Infotech that it would continue to deliver the services largely as a result of our inability to collect under the license agreement. The disclosure regarding the services write off has been incorporated into two of the Company’s annual reports on Form 10-K together with audited financial statements. The Company believes this disclosure is accurate and not misleading, particularly in the context of the extensive disclosure the Company has made regarding the Infotech agreements.
STAFF COMMENT # 2
We note your disclosure that overall amortization expense recorded in 2005 was lower than 2004 due to the completion of the Company’s third party valuation of the Rogue Wave acquired assets and goodwill at the end of 2004 that resulted in lower amounts assigned to capital software and higher amounts being assigned to goodwill. Further describe the journal entry to record your final purchase price allocation adjustments. In this regard, indicate how you recorded an increase to the value of goodwill from the value assigned to capitalized software without adjusting the amortized value of capitalized software. In addition, explain the reasons for the reconciliation of opening balances adjustments and indicate why these adjustments do not represent a correction of an error.

United States Securities and Exchange Commission
Division of Corporation Finance
August 29, 2006

Company response:
Rogue Wave Software was purchased in December 2003. As disclosed in the Form 10-K/A for the year ended December 31, 2003, the purchase price allocation was preliminary. Since the Rogue Wave Software acquisition was completed so late in the fiscal year, it was not feasible for the Company to complete an independent third-party appraisal to assign definitive fair values to identifiable intangible assets. As a result, and in accordance with SFAS 38, the Company allocated the purchase price to identifiable intangible assets and other acquired assets and liabilities using preliminary estimates. In the December 31, 2003 Form 10-KA filed on August 16, 2004, Footnote 3. Business Acquisitions/Disposals (p. F-19), the Company disclosed that it had retained an independent appraiser to assist with the assignment of the fair values to the identifiable intangible assets acquired from Rogue Wave.
The applicable literature the Company relied upon was Paragraph 36 of FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, an amendment of APB Opinion No. 16:
If a business combination is consummated toward the end of an acquiring enterprise’s fiscal year or the acquired enterprise is very large or unusually complex, the acquiring enterprise may not be able to obtain some of the data required to complete the allocation of the cost of the purchased enterprise for inclusion in its next annual financial report. In that case, a tentative allocation might be made using the values that have been determined and preliminary estimates of the values that have not yet been determined. The portions of the allocation that relate to data that were not available subsequently are adjusted to reflect the finally determined amounts, usually by adjusting the preliminary amount with the corresponding adjustment of goodwill.
If financial statements are issued during the allocation period, disclosure would be expected addressing the preliminary nature of the allocation, possibility of future adjustments, and the potential financial statement impact of any adjustments. With respect to unresolved preacquisition contingencies, registrants would be expected to follow the disclosure requirements of SEC Staff Accounting Bulletin Topic 5.Y, “Accounting and Disclosures Relating to Loss Contingencies,” and SEC Staff Accounting Bulletin Topic 2.A, “Purchase Method.” Absent disclosure of an open allocation period, the purchase price allocation may be presumed to be final.
In the aforementioned filing, the Company disclosed the preliminary estimates of goodwill, software and identifiable intangible assets acquired of $34.7 million, $10.6 million and $4.6 million, respectively, and stated that the third party independent appraisal was expected to be completed by the end of the third quarter of 2004.
The independent third party appraisal of the Rogue Wave Software identifiable intangible assets was completed in the fourth quarter of 2004 and the original estimates used to allocate the purchase price were adjusted to correspond to the appraised values. As the below table and text illustrates, the specific adjustments recorded as a result of the independent appraisal and the resulting final purchase accounting process were:
•	an increase of $1.6 million in the value assigned to goodwill,
•	a decrease of $5.4 million to the value assigned to acquired software, and
•	an increase of $3.8 million in the value assigned to other identifiable intangible assets.
•	a net decrease to goodwill of $2.3 million as a result of reconciliations of opening balances for other acquired assets and liabilities.

United States Securities and Exchange Commission
Division of Corporation Finance
August 29, 2006

	(amounts in millions)
	Preliminary		Reconciliation	Resulting
	Estimate at	Valuation	of Opening	Balances at
	December 31, 2003	Adjustment	Balances	December 31, 2004
Goodwill	$34.7	$1.6	$(2.3)	$34.0
Software	10.6	(5.4)	0.0	5.2
Other intangible assets	4.6	3.8	0.0	8.4

Total	$49.9	$0.0	$(2.3)	$47.6

The final purchase accounting adjustments completed in the fourth quarter of 2004 that either increased or decreased the values assigned to goodwill, acquired software and other identifiable intangible assets were due to a subsequent adjustment of preliminary estimates used at the time of the acquisition, and were not attributable to a correction of an error. The Company also notes that the intangible assets identified were a change in the values assigned not the nature of the assets.
Due to the existence of non-amortizing goodwill and other non-amortizing intangible assets, the financial statement impact of adjustments to preliminary allocations under SFAS No. 141 and SFAS No. 142, Goodwill and Other Intangible Assets, may be significant. Since the preliminary allocation represents an estimate, any adjustments to preliminary allocations should be accounted for in the period of adjustment following the guidance for changes in estimate in APB Opinion No. 20, Accounting Changes.
Based on the aforementioned guidance, the Company disclosed that the purchase price allocation was preliminary and in the period when finalized, adjusted the balances along with goodwill. The Company notes that SFAS 141 does not address the method to account for changes in amortizable assets and the Company believes that a change in estimate should be accounted for in the period of the change and future periods which are affected by amortization expense. Since the Company considered the the impact of the final purchase price allocation as a change in estimate rather than a correction of an error, it was accounted for prospectively. The Company believes that any retrospective adjustment to software amortization expense would have been inconsistent with the authoritative guidance the Company had applied at the time of the acquisition, the completion of the independent third party appraisal and the subsequent final purchase accounting process.
Further, although SFAS 154 was not issued until May 2005, the Company believes that had this statement been applied to the situation in 2004, it would yield the same results, that is, the change in estimate would have been applied prospectively and that the final purchase accounting adjustments would not be considered either a correction of an error nor a change in accounting principle, but rather a change in estimate. As such, and consistent with paragraph 19 of SFAS 154:
“a change in accounting estimate shall be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by

United States Securities and Exchange Commission
Division of Corporation Finance
August 29, 2006

restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.”
STAFF COMMENT # 3
If there is at least a reasonable possibility that a loss may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities, then your disclosure should include either the estimated additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. For each of your legal proceedings disclosed in your 2005 Form 10-K and your Form 10-Qs for the quarterly periods ended March 31, 2006 and June 30, 2006, address how your disclosure complies with paragraphs 10 and 11 of SFAS 5.
Company response:
As disclosed in our December 31, 2005 Form 10-K filing, we have evaluated various loss contingencies related to legal proceedings and class-action lawsuits originating from our 2004 restatement of financial results. These loss contingencies can be summarized as follows:
a)	Regarding the Henderson v. Quovadx (“Section 11”) class action, our accounting determination under SFAS 5 was that, while prima facie liability was not contested, the range of estimated liability ultimately depends on various facts and conditions that had not been and could not be established or determined at the time of the 2005 Form10-K filing, and therefore could not be reasonably estimated (SFAS 5, paragraph 8). Further, at that time, no settlement offers had been formally exchanged. We believe our disclosure in the 2005 Form 10-K was clear and accurately stated that despite prima facie liability, the range of loss could not be reasonably estimated. The statement from our 10-K filing on page 75 is repeated below:

“Although the Company has not opposed a determination of its prima facie liability under Section 11, because the parties have not yet conducted discovery on, or completed expert analysis of, issues regarding damages and causation, it is not possible for us to quantify the extent and amount of liability in this action.”

b)	Regarding the Heller v Quovadx (“Section 10B”) class action, our accounting determination under SFAS 5 was that contingencies that materially impacted our ability to assess the probability of settlement existed at the time of our 10-K filing; and that as a result of those material uncertainties and contingencies — disagreements amongst various parties that jeopardized the ability to settle — it was neither probable nor reasonable possible to conclude that a settlement was imminent. We believe our disclosure below was adequate and does not require revision since it addressed the probability of a settlement being less than reasonably possible, as well as that we felt an estimate of any potential settlement was not reasonably estimable. Our disclosure from page 75 of our 10-K is repeated below:

”...other contingencies have arisen that currently impair our ability to assess the probability of the eventual outcome between the various parties, their willingness to accept the terms of any proposed settlement, the amount of any settlement, and the eventual approval by the courts or the stockholders.”
As is often the case in a dynamic and emotionally charged litigation context, obstacles that at the time of the 2005 Form 10-K filing appeared to make the resolution uncertain were resolved upon subsequent, substantive negotiation. We provided an update at the earliest possible opportunity

United States Securities and Exchange Commission
Division of Corporation Finance
August 29, 2006

by filing a Form 8-K on April 7, 2006 describing the settlement that had been reached on April 4, 2006.
SFAS 5 paragraphs 10 and 11 require disclosure of loss contingencies when there is at least a reasonable possibility that a loss may have been incurred. The Company’s disclosure of the loss contingencies, even though an estimated liability range could not be reasonably estimated, complies with this requirement.
We believe the Form 8-K filing and our Form 10-Q filings for the periods ended March 31, 2006 and June 30, 2006 adequately and timely disclosed developments, estimates, judgments and resulting accounting conclusions reached in both the Section 10b and Section 11 actions. Specifically, the material contingencies that previously existed at the time of the Form 10-K filing that related to the Section 10B action were subsequently resolved, leading to the execution of settlement agreements between and among the Company, former officers and insurance providers. Also, in the Section 11 action, by the filing of the Form 10-Q for the first quarter of 2006, the Company had completed an analysis of potential damages, and had exchanged formal settlement offers with the lead plaintiff that provided the required basis for the accrual of the minimum loss range and disclosure of the estimated settlement range.
STAFF COMMENT # 4
Please tell us whether your CEO and CFO concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is also accumulated and communicated to your management, including you Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure. In your response, also address your assessment of disclosure controls and procedures for the quarterly periods ended March 31, 2006 and June 30, 2006 as disclosed in your Form 10-Q.
Company response:
We will include the following disclosure in future filings:
The Company’s Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, were effective to ensure that information required to be disclosed in the December 31, 2005 SEC Form 10-K, and the March 31, 2006 and June 30, 2006 Form 10-Qs were accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Our CEO and CFO also confirm via this response letter that they have concluded that our disclosure controls were effective based upon the full definition contained in Rule 13a-15(e) for the quarterly periods ended March 31, 2006 and June 30, 2006.
STAFF COMMENT # 5
Your disclosure indicates that you rely on reports from third party resellers to record related revenue and these reports may not be timely or accurate. Explain how you meet each of the applicable revenue recognition criteria when you receive these reports. In

United States Securities and Exchange Commission
Division of Corporation Finance
August 29, 2006

addition, tell us how significant the inaccuracies have historically been and how these estimates have impacted your revenue in each of the most recent three fiscal years and interim period. Also, indicate how long after the reporting period in which the revenue is earned that you receive the reports. Tell us the amount of revenue generated through resellers in each of the periods.
     Company response:
The Company has certain agreements with third party resellers in which a royalty is earned by the Company when said reseller distributes, resells or embeds the Company’s software products to other end users or within their own technical infrastructure. In these instances, the Company recognizes revenue in accordance with the provisions of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”. When reseller reports are received from third-parties, we ensure that the following criteria have been met:
•	Persuasive evidence of an arrangement exists. We have executed contracts with all resellers.
•	Delivery of the software to the reseller has occurred. Reports received from resellers constituted proof-of-delivery that the products have been subsequently installed, embedded or delivered either within the resellers or distributors network or at the site of the reseller or distributor.
•	The vendor’s fee is fixed or determinable under the terms in the executed contract.
•	Collectibility is probable based on credit checks of the reseller that we perform at the time the contract is executed by both parties and ongoing evaluation of the payment performance of the reseller.
In certain cases, we rely on the information provided by the reseller to establish how many units of our product were either sold, embedded or installed, as well as in which period the activity occurred. Revenue generated from these resellers was $2.5 million, $2.3 million and $2.9 million, for the years ended December 31, 2004 and 2005 and the six months ended June 30, 2006 respectively. This represents 3%, 3% and 7%, respectively of total company revenue for the aforementioned time periods. The resellers are contractually obligated to provide this information to us accurately and on a timely basis.
In June 2006, we received a royalty report from one reseller that resulted in the realization of approximately $0.5 million of revenue. According to information provided by the reseller, certain of the installations of our product had been completed in the second half of 2005.
There are no other instances, except as noted above, in which we identified a report from a reseller or distributor that appeared to contain sales or installations which actually occurred in a prior period to the corresponding period in which it was reported. Consequently, we do not believe further disclosure or revision is required based on the immateriality and infrequency of this isolated instance.
STAFF COMMENT # 6
Your quarterly disclosure requirement in this section is only to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting pursuant to Item 308(c) of Regulation S-K. We note your additional disclosure that your ongoing and interim assessments of internal controls over financial

United States Securities and Exchange Commission
Division of Corporation Finance
August 29, 2006

reporting have not resulted in the identification of any material weaknesses. Revise your disclosure to clearly distinguish between your “ongoing and interim assessments” and the annual evaluation and disclosures required by Rule 13a-15(c) of the Exchange Act of 1934 and Item 308 of Regulation S-K. Alternatively, if you have made more frequent assessments of internal controls over financial reporting than the annual requirement, revise to include all disclosures required by Item 308 of Regulation S-K.
Company response:
As of June 30, 2006, the Company had begun work on the annual evaluation of internal controls as required under Rule 13a-15(c) and Item 308 of Regulation S-K. We had completed a review of our internal controls and documentation in preparation to begin testing the internal controls in the third quarter of 2006 for the annual evaluation. This is the “ongoing” work referred to in our Item 4 — Internal Controls over Financial Reporting. The “interim assessment” of management was the review of the established internal controls and the determination that no changes were needed to these controls. The disclosure was made in good faith to provide an update to the 2006 assessment process which is currently in-progress. In future filings, we will limit our disclosure to any changes made in our internal control over financial reporting.
In connection with the foregoing response to the Staff’s comments, Quovadx hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (720) 554-1212 if you have any questions regarding the foregoing responses.

Very truly yours, Matthew T. Pullam Executive Vice President, Chief Financial Officer and Treasurer